# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Freightos Ltd, CIK 0001927719
CUSIP: G51405101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: PLANTA 10, AVDA. DIAGONAL, BARCELONA, Spain (U3), 08018
Date of event which requires filing of this statement: 09/09/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001976454
Persons authorized to receive notices and communications: Zvi Schreiber, 25b Hasaifan, Jerusalem, Israel (L3), 9650438, 6505500762

## Reporting persons
- Schreiber Zvi (CIK 0001976454): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 3,096,931; shared voting power 0; sole dispositive power 3,096,931; shared dispositive power 0; aggregate amount beneficially owned 3,096,931 (6% of the class)
  Comment: The reporting person may have influence over 240,000 ordinary shares held by charitable donor advisory funds, but disclaims beneficial ownership

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Freightos Ltd
Address of issuer's principal executive offices: PLANTA 10, AVDA. DIAGONAL, BARCELONA, Spain (U3), 08018

## Item 2. Identity and Background
Name of person filing: Zvi Schreiber
Residence or business address: 25b Hasaifan Street, Jerusalem 9650438, Israel
Present principal occupation or employment: The Reporting Person's present principal occupation is serving as the founder of an early-stage technology company PanLuma. He is not currently party to any employment agreement, and does not receive any salary from, such company.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Ordinary Shares reported herein were not acquired with borrowed funds. Such shares consist primarily of founder shares acquired in connection with the founding of the Issuer, together with shares received as compensation or incentive awards during the Reporting Person's service to the Issuer as its Chief Executive Officer and director and a small number of shares acquired in the open market. No funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 1 amends and restates Item 4 in its entirety.

On September 9, 2026, the Reporting Person launched GrowCRGO, a shareholder advocacy website at https://www.growcrgo.com. The website sets out the views of the Reporting Person, as founder and a shareholder of the Issuer, described below; describes the changes to the Issuer's strategy and to the composition and leadership of the Board that he is advocating; and invites other shareholders to register to receive updates. The website is published by the Reporting Person in his personal capacity, is not affiliated with or endorsed by the Issuer, and does not solicit proxies or voting authority. The information on the website is not incorporated by reference into this Schedule 13D.

On July 8, 2026, the Reporting Person gave notice to the Issuer under Article 19.5 of the Issuer's Amended and Restated Memorandum and Articles of Association that he brings the following three resolutions before the Issuer's 2026 annual general meeting of shareholders: (1) an ordinary resolution to remove Dr. Udo Lange, the Chairman of the Board, from office as a director; (2) an advisory, non-binding resolution recommending that the Board appoint as Chairman a director with substantial experience scaling growth-stage technology companies and refocus the Issuer's strategy on rapid growth with an emphasis on the Platform segment; and (3) a special resolution amending the Articles so that all directors are elected annually, in place of the current three-year terms. The Reporting Person has requested that the Issuer confirm that the resolutions will be included in the notice of the meeting and put to a vote of shareholders. As of the date of this Amendment the Issuer has not so confirmed; through its counsel it has stated that the Board intends to consider the request at its next meeting, on or before November 4, 2026, and to give the Reporting Person at least 14 days' notice of its decision before materials for the meeting are circulated. The Reporting Person continues to press the Issuer for that confirmation and reserves all rights in respect of the resolutions, including the right to seek to enforce his rights under the Articles.

The Reporting Person is the founder of the Issuer and served as its Chief Executive Officer from 2012 until January 2026 and as a member of the Board until February 2026. The Ordinary Shares reported herein consist primarily of founder shares, together with shares received as compensation or incentive awards during the Reporting Person's service to the Issuer and a small number acquired on the open market. The Reporting Person holds his Ordinary Shares for investment purposes and continuously evaluates his investment in the Issuer.

The Reporting Person believes that the strategic direction and execution being pursued by the Board, particularly since the first quarter of 2026, including the Board's de-emphasis of growth as a goal for 2026 and its shift from platform-led growth to Solutions-led growth, are impairing the Issuer's performance and short-term and long-term shareholder value, and that substantial value can be created for all shareholders by returning the Issuer to a platform-first, high-growth strategy, aligning the strategy with AI, and by making changes to the composition and leadership of the Board, including the role of chairman.

The Reporting Person has communicated his views to the Board in writing, including in a letter delivered in August 2026. The Reporting Person intends to continue to engage with the Board, given the opportunity, and with management, other shareholders, the press and the public, including through the website described above, to advocate for such a strategy and such changes.

In addition to the resolutions described above, the Reporting Person intends to propose, submit, support or oppose one or more shareholder proposals or resolutions in connection with the Issuer's annual general meeting or any other meeting of shareholders, relating to Board composition, leadership and strategy, and may support or oppose the election or re-election of one or more directors at such meetings, possibly including the nomination or recommendation of candidates for election to the Board. Depending on the circumstances, the Reporting Person may pursue the matters described in this Item 4 through the solicitation of proxies or written consents, litigation (including proceedings to enforce his rights under the Issuer's governing documents) or other actions, in each case subject to applicable law and the Issuer's governing documents.

The Reporting Person has engaged in, and may from time to time engage in, discussions with third parties, including potential strategic or financial acquirers, investors, advisers and other counterparties, regarding the Issuer, its business, strategy, governance, strategic alternatives and other matters, including the possible interest of any such persons in a transaction involving acquiring the Issuer or its securities, businesses or assets.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer's business, financial condition, results of operations, prospects, strategy and governance, the market price of the Ordinary Shares, market conditions, the Reporting Person's personal financial situation and other factors he deems relevant, the Reporting Person may from time to time acquire additional securities of the Issuer, dispose of some or all of his securities of the Issuer, or enter into other transactions relating to such securities, including through derivative, hedging, securities lending, pledging or other arrangements, in each case in the open market, in privately negotiated transactions or otherwise.

Except as set forth in this Item 4, the Reporting Person has no present plan or proposal that relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and has not entered into any agreement, arrangement or understanding with any other person with respect to any securities of the Issuer or any of the matters described in this Item 4. The Reporting Person reserves the right, subject to applicable law and the Issuer's governing documents, to change his intentions or plans, to develop or modify plans or proposals, to engage in additional discussions, and to take any and all actions with respect to the Issuer or its securities that he may deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 3,096,931 Ordinary Shares, representing approximately 6.0% of the Issuer's outstanding Ordinary Shares. This percentage is based on 51,840,070 Ordinary Shares outstanding, the weighted average number of Ordinary Shares outstanding for the three months ended June 30, 2026 as reported in the Issuer's press release dated August 17, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole voting power and sole dispositive power over 3,096,931 Ordinary Shares, and shared voting power and shared dispositive power over 0 Ordinary Shares.

In addition, the Reporting Person may be deemed to have some influence over 240,000 Ordinary Shares held by charitable donor-advised funds, but disclaims beneficial ownership of those shares, and such shares are not included in the amounts reported above.
Transactions in the class effected during the past sixty days:
The Reporting Person effected the following open-market sales of Ordinary Shares during the past sixty days:

Date Aggregate Shares Sold Weighted Average Price ($)
08/17/2026 20,000 1.6000
07/15/2026 15,000 1.4000

The prices reported are weighted average prices. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, the Issuer, or any security holder of the Issuer, upon request, full information regarding the number of shares sold at each separate price.

Except as described above, the Reporting Person has not effected any transactions in the Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Schreiber Zvi: /Zvi Schreiber/, Zvi Schreiber (09/11/2026)